FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 2, 2009

Item 3: News Release:

A news release dated and issued on September 2, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

PACIFIC NORTH WEST CAPITAL CONCLUDES 2009 ANNUAL MEETING

Item 5: Full Description of Material Change:

September 2, 2009. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announces that 41.30% of the 61,858,008 common shares issued and outstanding were voted at the Company’s recently completed Annual General and Special Meeting held on Wednesday August 26, 2009.  Of the 41.30% common shares voted by the shareholders of PFN, the following results were obtained:

Votes received by the shareholders of the Company were in excess of 97% in favour to set the number of directors at five and in excess of 93.50% to appoint Harry Barr, Linda Holmes, Jordan Point, Dennis Hop and John Londry as directors for the ensuing year.

James Stafford, Inc., Chartered Accountants were re-appointed the auditors of the Company for the ensuing year, and the directors were authorized to fix their remuneration by votes received in excess of 98%.

The Company was authorized to amend the exercise price and terms to existing stock options as outlined in the Company’s information circular dated July 28, 2009 by receiving disinterested shareholder votes in excess of 92%.

The Company was authorized to proceed with the sale of the Nixon Fork Gold Project as outlined in the information circular by receiving disinterested shareholder votes in excess of 98%.

The Company was authorized to invest funds to purchase securities of resource companies that, in management’s opinion, are currently undervalued as further described in the Company’s information circular by receiving shareholder votes in excess of 90%.

Management of Pacific North West Capital Corp. would like to thank the shareholders for their continued support.

Management will continue to focus on expanding our platinum group metals division, but due to the unprecedented opportunities in the current market, we are also looking at the acquisition of key under-valued advanced stage projects outside of the our traditional PGM objectives to increase shareholder value.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 2nd day of September 2009.